1875 K Street, N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

July 18, 2014

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Christina DiAngelo Fettig
Mr. James E. O’Connor

Re:	Medallion Financial Corp.
Registration Statement on Form N-2 filed on April 29, 2014 File No.: 333-195567 and Annual Report on Form 10-K filed on March 5, 2014 File No.: 814-00188

Dear Ms. Fettig and Mr. O’Connor:

On behalf of Medallion Financial Corp. (the “Company”), we are responding to a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to (i) the Registration Statement on Form N-2, filed on April 29, 2014 (the “Registration Statement”) and (ii) the Company’s Annual Report on Form 10-K, filed on March 5, 2014, provided to us on July 2, 2014.

We have set out your comment below with our corresponding response.

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Comment: For the Company, are the small business investment company (“SBIC”) subsidiaries of the Company issuing any notes that are not guaranteed by the Small Business Administration (“SBA”)?

Response: The Company is familiar with and has reviewed the Commission staff’s June 27, 2014 interpretive guidance (the “Guidance”) concerning asset coverage requirements for business development companies (“BDCs”) with SBIC subsidiaries. Consistent with the express language in the Company’s 1996 exemptive order and the disclosure included in the Company’s related initial public offering prospectus dated May 23, 1996, Medallion Funding LLC (“Medallion Funding”), a wholly-owned SBIC subsidiary of the Company, issues debt not guaranteed or held by SBA.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT     BRUSSELS

As the Staff is aware, Medallion Funding, Medallion Capital, Inc. (“Medallion Capital”), and Freshstart Venture Capital Corp. (“Freshstart”) each operate as Small Business Investment Companies, or SBICs, regulated by the SBA under the Small Business Investment Act (“SBIA”). As disclosed in the filed financials, Freshstart and Medallion Capital have issued SBA debentures. As further disclosed in the financials, Medallion Funding holds a trust that has entered into a revolving line of credit with DZ Bank. The trust is a bankruptcy remote vehicle collateralized with its own assets, and neither the Company, Medallion Funding nor any other company subsidiary is a guarantor of, or otherwise liable for, the obligations of the trust. This aspect of the Company’s capital structure is largely consistent with the capital structure the Company has had over the prior years as disclosed in the financials. Among other things, Medallion Funding has not had SBA debt or preferred stock since prior to 1996. Although Medallion Funding does not have existing SBA debt or preferred stock, its operations, as with the operations of Freshstart and Medallion Capital, remain subject to SBA oversight as described on pages 113-14 of the Registration Statement.

In terms of the Company’s asset coverage test, the Company relies upon two Commission orders issued in 1988 and 1996 (the “Orders”). The Company tests for asset coverage of senior securities on both a non-consolidated and consolidated basis. Per the Orders, the Company treats any indebtedness issued by Medallion Funding, Medallion Capital, and Freshstart as “liabilities and indebtedness not represented by senior securities.” The Company has previously provided to the staff for its review summaries of its senior securities calculations consistent with the foregoing.

The Guidance addresses the exemptive relief provided to BDCs that allow BDCs to treat indebtedness issued by wholly owned SBIC subsidiaries as indebtedness not represented by senior securities for purposes of the asset coverage test. In the staff’s view, implicit in the relief was an understanding that the SBIC subsidiary had issued debt held or guaranteed by the SBA. The staff does not believe that reliance on the relief in the absence of SBA debt is consistent with “the representations historically included in the exemptive applications.” Implicit in the staff’s guidance, and consistent with its regulatory authority, the staff is not seeking to unilaterally amend the terms of any exemptive relief, but rather provide interpretive guidance in the absence of express language.

While appreciative that the Guidance is intended to be broadly applicable, in the case of the Company, there is no inconsistency with representations or absence of express language; the Commission issued the 1996 Order with the express representations that Medallion Funding would not hold SBA debt.

As the staff is aware, each exemptive order is issued pursuant to its particular set of facts and context. As clearly represented in the 1996 Order and the public offering prospectus completed contemporaneously with the 1996 Order, Medallion Funding had in fact redeemed all of its outstanding SBA debentures and preferred stock, and had substituted the SBA debentures and preferred stock with commercial indebtedness through a two-tiered loan facility with a syndicate of banks. (“… [M]anagement negotiated a two-tiered loan facility with a syndicate of banks for the purpose of redeeming all outstanding debentures and preferred stock issued by [Medallion Funding] to the SBA.… [O]n September 30, 1995, … [Medallion Funding] completed the redemption of its outstanding SBA debentures and preferred stock.”). In the context of those representations, the Commission provided relief under Sections 18(a) and 61(a) to treat “any SBA preferred stock interest in the SBA Subsidiaries and any borrowings by the SBA subsidiaries” as indebtedness not represented by senior securities within the meaning of Section 18(h). It is also worth noting that the actual text of the 1996 Order and related conditions differ from the text set out in orders referenced in the Guidance (Medley Capital Corp., Saratoga Investment Corp.). For example, the Company is prohibited from issuing public debt, which is not a condition in the referenced orders.

Given the express language and context of the 1996 Order, there is no reasonable interpretation that would support an implication that the Commission’s relief was conditioned on an understanding that the Section 18 relief was not available if an SBIC subsidiary did not have SBA debt. The only reasonable reading of the 1996 Order is, in fact, the direct opposite – the relief was granted with the express understanding and for the purpose of allowing the SBIC subsidiaries to treat any borrowings as liabilities, and not senior securities, regardless of whether the SBIC subsidiary had SBA debt.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s efforts in connection with this matter. Should you have any additional questions or concerns, please call me at (202) 303-1275.

Very truly yours,

/s/ James G. Silk

James G. Silk
Partner
Willkie Farr & Gallagher

cc:	Jeffrey Yin, Esq., Chief Compliance Officer and General Counsel, Medallion Financial Corp.

Andrew M. Murstein, President, Medallion Financial Corp.

Mario M. Cuomo, Esq., Willkie Farr & Gallagher LLP

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